Exhibit 99.1

POET Technologies Reports Full Year 2016 Financial Results

- Validates VCSEL functionality for integrated GaAs opto-electronic platform

SAN JOSE, Calif., April 03, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), the developer of opto-electronic fabrication process IP and devices, and manufacturer of sensing and optical light source products, reported consolidated financial results for the year ended December 31, 2016. These financial results along with the Management Discussion and Analysis have been filed on SEDAR.

2016 and Recent Highlights:

  Revenue of US$1.86 million in 2016, driven by contribution from acquired DenseLight subsidiary;
  Appointed Rajan Rajgopal as President and General Manager of DenseLight and completed streamlining of the combined organization;
  Introduced next generation Constellation Series of NLWL solutions;
  Announced development of new Micro Multiplexer and De-Multiplexer solutions;
  Appointed David Lazovsky as Executive Chairman of the Board;
  Ended the year with cash and short-term investments of US$14.9 million; and
  Validated the functionality of VCSELs for the Company’s monolithically integrated GaAs opto-electronic platform.

Total sales in calendar year 2016 were US$1.86 million, reflecting approximately seven months of revenue contribution from the Company’s DenseLight subsidiary that it acquired in May 2016, which included non-recurring engineering (NRE) revenue of US$154,000. For the six months ended December 2016, total revenue was US$1.29 million, below the Company’s previous revenue guidance of US$1.6 – US$1.8 million due to previously disclosed operational inefficiencies. Gross margin was 26% during the period and impacted by fair value of inventory adjustments related to a previous acquisition, and net loss was US$13.2 million or ($0.06) per share. The Company reported no revenue and a net loss of US$12.1 million, or ($0.07) per share, in 2015.

Revenue in 2016 primarily consisted of the sale of DenseLight photonic sensors for test & measurement applications. Beginning in late 2016, the Company conducted a strategic review of its DenseLight subsidiary, while simultaneously taking a number of steps to improve operational efficiencies. These and other actions taken to streamline the consolidated Company and realign management responsibilities were completed during the first quarter of 2017. As part of these efforts, POET also strengthened its management team with the addition of several key personnel, including the appointment of Rajan Rajgopal as President and General Manager of DenseLight.

Business Update

Commenting on the Company’s recent progress and business update, Dr. Suresh Venkatesan, Chief Executive Officer of POET, stated, “Since our last earnings release, POET has made notable progress with the development of our integrated photonics engine. I am pleased to announce that we have achieved a very significant milestone for the Company – successfully demonstrating the functionality of our Vertical Cavity Surface Emitting Laser (VCSEL) for the integrated GaAs opto-electronic platform. After establishing a second supplier for the proprietary epitaxial stack, we were able to complete the first phase of epitaxial design optimization in January 2017, followed by VCSEL fabrication and validation of its functionality and performance. The pace of progress has rapidly increased with the resumed development cycles at our epitaxial wafer vendor and our foundry partner in Taiwan, helping to further advance the development of our fully integrated optical engine.  The development program for the POET photonic engine continues to be focused on single-chip transceivers for the Active Optical Cable (AOC) market.”

Results from the Company’s recent validation process indicated that the VCSEL threshold currents were near expectations and with good process yields, demonstrating excellent material properties and surpassing the results previously achieved. The Company is now focused on additional performance optimization and is addressing that along with the rest of its planned ongoing development activities towards a single chip transceiver optical engine.

Strategic Update

In conjunction with POET’s announcement of validating functionality of the VCSEL and the completion of its broader strategic review, the Company substantiated a complementary opportunity to further leverage DenseLight’s indium phosphide (InP) technology and dielectric waveguide devices developed at BB Photonics. This new Dielectric Photonics approach consists of integrating InP-based chips together with dielectric waveguide devices, eliminating the need for active alignment and expensive packaging. In addition to POET targeting the short reach AOC market, Dielectric Photonics based hybrid integration enables the potential for significantly lower cost solutions in medium reach data center applications – greatly expanding the Company’s addressable market across multiple higher volume opportunities. POET also expects to increase its addressable market for sensing products with unique low-cost solutions by incorporating BB Photonics’ designs for waveguide multiplexers and filters together with the Company’s DenseLight InP product portfolio. Collectively, POET’s strategy to pursue new solutions that combine both monolithic and hybrid integration approaches will enable the Company to target the fast-growing 100G and beyond transceiver market, offering both fully integrated optical engines as well as individual active and passive components.

POET’s Executive Chairman of the Board, David Lazovsky, commented, “Since my appointment earlier this year, I have worked extensively with the Board and management team to formalize a strategy that we believe can fully leverage the Company’s GaAs and InP technology platforms. The acquisitions of DenseLight and BB Photonics provided the Company with critical capabilities to pursue additional high-volume markets within data communications in order to expand and diversify our business. Moreover, by broadening our integrated photonics platform capabilities, we are significantly expanding the size of the Company’s addressable market and business opportunities in data communications with the addition of medium reach applications. Although it will take additional time to realize these opportunities, I believe our strategy will ultimately drive higher unit volumes and revenue across a broader target market.”

The Company expects that the product development phase for the POET monolithic integration technology, and the integration of BB Photonics technology into the DenseLight product portfolio as part of new hybrid approaches, will be the primary focus of its development activities throughout the 2017 calendar year. Initial commercial revenue contribution from new DenseLight sensing products is also anticipated in 2017.

New Products

Also subsequent to year-end, the Company announced the development of low loss micro multiplexer and de-multiplexer solutions for 100G and above transceivers. These products are currently under development and leverage passive dielectric waveguide technology from the acquisition of BB Photonics. POET recently highlighted this technology at the Photonic Integrated Circuits (PIC) Conference in February, and also discussed the first target application as being LAN WDM filters for the high-speed transceiver market. The Company currently expects prototypes will be available in the second quarter of 2017, followed by initial sampling with customers during the third quarter.

In February, POET’s DenseLight subsidiary demonstrated the newest generation of its Constellation Series of narrow linewidth laser (NLWL) solutions for Wind LIDAR and Distributed Acoustic Sensing applications. These NWL laser were specifically designed to meet the increasing requirement across multiple end markets for superior Relative Intensity Noise (RIN) performance and ultra-narrow linewidths. This new family of products simplifies the overall design process for OEMs, while also shortening development time and significantly accelerating time-to-market. The Company plans to make engineering samples available in the second quarter of 2017 and expects to begin commercial production in the second half of the year.

Business Outlook

POET is not providing specific quantitative guidance for future periods, however preliminary financial results for the first quarter of 2017 are expected to reflect a sequential improvement in revenue. Additionally, while management continues to emphasize efforts aimed at minimizing the net cash used from operations, the timing of the Company reaching cash flow breakeven will largely depend on the future revenue performance of its DenseLight subsidiary as well as continued expense management.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding:

  our product roadmap for 2017 and the potential and value proposition that DenseLight represents;
  the progress toward product development, production of a prototype and our path to commercialization; and
  our outlook and expectations for growth in revenue and positive operating cash flow in the future.

They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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